SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)/1/



                           HIGH COUNTRY BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42965Q 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

     / /          Rule 13d-1(b)

     /X/          Rule 13d-1(c)

     / /          Rule 13d-1(d)


------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

--------------------------------------------------------------------------------
CUSIP NO. 42965Q 10 7      /         13G            /         Page 2 of 5 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    LORIN D. SMITH
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER          64,305 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER         7,727 (2)
/    BENEFICIALLY       /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER     44,417
/     REPORTING         /    /
/      PERSON           --------------------------------------------------------
/       WITH            / 8  /   SHARED DISPOSITIVE POWER   27,615 (3)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    72,032
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    7.78% (4)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 36,368 shares that may be acquired upon the exercise of options exercisable within 60 days of December 31, 2003 and 19,888 shares held for the benefit of the reporting person by the High Country Bank 401(k) Profit Sharing Plan & Trust ("401(k) Trust"). Does not include 17,254 shares held in the High Country Bancorp, Inc. Long-Term Incentive Plan Trust for the benefit of the reporting person, in which shares the reporting person has a pecuniary interest, but no voting or dispositive power.
(2) Consists of 7,727 shares held in the High Country Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP Trust") for the benefit of the reporting person.
(3) Consists of 7,727 shares held in the ESOP Trust and 19,888 shares held in the 401(k) Trust for the benefit of the reporting person.
(4) Assumes that options for 36,368 shares have been exercised. Based on 889,717 shares of common stock outstanding as of December 31, 2003.

                                      ------------------------------
                                      /    Page 3 of 5 Pages       /
                                      ------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

ITEM 1(a). NAME OF ISSUER:

         High Country Bancorp, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         7360 West US Highway 50
         Salida, Colorado  81201

ITEM 2(a). NAME OF PERSON FILING:

         Lorin D. Smith

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

         Same as Item 1(b).

ITEM 2(c). CITIZENSHIP:

         United States of America

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01 per share

ITEM 2(e). CUSIP NUMBER:

         42965Q 10 7

ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13d-1(b),  OR 13d-2(b) OR
       (c), CHECKWHETHER THE PERSON FILING IS A:

       Not applicable. This statement is being filed pursuant to Rule 13d-1(c).

ITEM 4. OWNERSHIP.

          (a)  AMOUNT  BENEFICIALLY  OWNED:  See Row 9 of the second part of the
               ----------------------------
               cover page for the reporting person.

                                           ------------------------------
                                           /      Page 4 of 5 Pages     /
                                           ------------------------------

          (b)  PERCENT OF CLASS: See Row 11 of the second part of the cover page
               -----------------
               for the reporting person.

          (c)  NUMBER OF SHARES AS TO WHICH SUCH  PERSON  HAS:  See Rows 5, 6, 7
               -----------------------------------------------
               and 8 of the second part of the cover page for the reporting person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                              ------------------------------
                                              /      Page 5of 5 Pages      /
                                              ------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 17, 2004                   /s/ Lorin D. Smith
--------------------                ----------------------------------------
Date                                Signature


                                    Lorin D. Smith, as an Individual Stockholder
                                    --------------------------------------------
                                    Name/Title